Filed by TAL International Group, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: TAL International Group, Inc.
Commission File No. 001-32638
Date: May 11, 2016
Dear colleagues:

We are very pleased to announce that the U.S. Securities and Exchange Commission (the SEC) has declared the Form S-4 registration statement effective.   Following this declaration, TAL scheduled its shareholder vote for the merger on June 14th, and subject to the approval of the transaction by TAL’s shareholders and the satisfaction of other customary closing conditions, we expect the merger to close on or about June 16th.  We are excited to have the closing date in view!

The accounting and finance teams of TAL and Triton have been working exceptionally hard since the merger was announced to bring us to this point.  Their work on the S-4 registration statement coincided with their usual busy season surrounding the year-end close to create a very formidable, double challenge.  Please join us in thanking and congratulating them for their outstanding efforts.

Many other groups in both our companies have also been working extra hours to get us ready for the merger.  As we have described in other notes, the organizational plans for the new combined company are mostly complete, and we have recently been developing detailed operating plans for the early days of the merger.  Many aspects of the planning process have been challenging and we were forced to make many difficult choices.  We have now come a long way in building our mutual understanding of each other’s businesses and in laying the foundations for a new, best-in-class company.

There is still much to do before and after we close to bring Triton and TAL together as one, high-performing organization, but we are encouraged and energized to have an official target for the closing date.  We entered this merger because we believed the combination of TAL and Triton would improve all aspects of our business performance.  Now, with the benefit of all of our work to date, we are even more confident that the new company we are creating - Triton International - will truly be something special.  We are looking forward to the closing date and our Day One launch with great anticipation.

Again, thank you for your hard work and patience.

Sincerely,

Brian and Simon